787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 14, 2012

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Asia-Pacific Income Fund, Inc.
Registration Statement on Form N-2 Filed on July 6, 2012
Securities Act File No. 333-182564; Investment Company Act File No. 811-4611

Dear Mr. Thompson:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to the undersigned dated July 30, 2012.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                                    Disclosure in the section entitled “Prospectus Summary — Investment Policies — Fundamental Investment Policies” on pages 5-6 provides separate definitions of Asian, Australian and New Zealand debt securities.  Please explain to us how criteria (1), (2) and (4) of each definition determine that a company’s assets are exposed to the economic fortunes and risks of the respective geographic region or country.  See Investment Company Act Release No. 24828, text at note 26 (Jan. 17, 2001).

Response:                                                                      In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria to be used to determine whether securities of issuers will provide exposure to the economic fortunes and risks of a country or geographic region.  The Registrant believes that criterion (1) can be used to determine whether an issuer provides exposure to the economic fortunes and risks of a country or geographic region because an “issuer” of a country is generally an issuer with its management located in the country, whose securities are principally traded on a securities trading

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

market in the country, and/or whose sales or revenues are generated in the country.  An issuer with some of these qualities would be impacted by the economic indicators of the relevant country or geographic region. The release proposing Rule 35d-1 suggested that, among others, securities that meet the above standard could be considered to be tied economically to the applicable country or geographic region.  Further, criterion (1) includes securities issued by a country’s governmental entities, which would be exposed to the economic fortunes and risks of the country because performance of such securities will be highly dependant on the country’s economic indicators.  The Registrant believes that criterion (2) can be used to determine whether an issuer provides exposure to the economic fortunes and risks of a country or geographic region because the value of the currency of a country is affected by the country’s economic indicators, and securities denominated in or linked to the currency will thereby be exposed to the economic fortunes and risks of the country.  Lastly, the Registrant believes that criterion (4) can be used to determine whether an issuer provides exposure to the economic fortunes and risks of a country or geographic region because the performance of the type of securities specified in such criterion will be affected by the guarantor parent entity that is located in the applicable country. The release proposing Rule 35d-1 suggested that securities of issuers that are organized under the laws of a country could be considered to be tied economically to the country or the relevant geographic region.

Comment No. 2:                                    Disclosure in the section entitled “Prospectus Summary — Investment Policies” indicates that derivatives will be included in the Fund’s 80% basket of securities for purposes of the Fund’s compliance with Rule 35d-1 under the 1940 Act.  Please disclose how these derivatives will be valued for this purpose.

Response:                                                                      The Fund will value its derivatives using mark-to-market value for purposes of its 80% investment policy

Comment No. 3:                                    Disclosure in the second full paragraph under the section entitled “Prospectus Summary — Investment Policies — Non-Fundamental Investment Policies” on page 7 states that the Fund may invest in a broad array of “derivatives.”  Please disclose the asset coverage the Fund will use when it engages in derivatives, especially swap transactions.  Also, please disclose how these derivatives will be valued for this purpose.

Response:                                                                      The Registrant has added disclosure to the section entitled “Portfolio Securities — Derivatives” regarding the Fund’s compliance with asset coverage requirements for certain derivative transactions, including swap transactions.  The added disclosure also discusses whether the Fund will use notional value or mark-to-market value in complying with asset coverage requirements for various derivative transactions.

Comment No. 4:                                    Disclosure in the third paragraph under the section entitled “Prospectus Summary — Investment Manager, Investment Adviser and Sub-Adviser” states that the Fund pays its Investment Manager a fee based upon a percentage of the Fund’s “average weekly Managed Assets.” Please inform us whether the Fund’s derivative investments are included in the calculation of “average weekly Managed Assets” and, if so, how those derivatives will be valued for that purpose. Also, in your response letter to us, provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “average weekly Managed Assets.”

Response:                                                                      Derivative investments are included in the calculation of “average weekly Managed Assets” and are valued at mark-to-market value for such purpose.  The Fund will not use the notional value of its derivative investments for purposes of determining “average weekly Managed Assets.”

Comment No. 5:                                    Disclosure in the section entitled “Prospectus Summary — Dividends and Distributions” states the Fund’s current policy is to pay distributions from net investment income supplemented by, among other factors, return of capital distributions. Please modify disclosure in this section to clarify that return of capital represents a return of the investor’s original investment in the Fund, and describe the immediate and long term tax implications for shareholders associated with payments of a return of capital.

Response:                                                                      Disclosure has been added to the above-referenced section and the section entitled “Dividends and Distributions” stating that a return of capital to a shareholder represents a return of a portion of the shareholder’s original investment in the Fund.  In addition, disclosure has been added to the section entitled “Taxation” describing the tax implications for shareholders associated with payments of return of capital.

Comment No. 6:                                    Investment Restriction (7) under the section entitled “Investment Restrictions” states that the Fund may invest more than 25% of its assets in securities issued or guaranteed by a single foreign government, including a foreign governmental entity or instrumentality. It is the staff’s position that a fund may not reserve the freedom of action to concentrate or not to concentrate in a single foreign government’s securities without clearly indicating when and under what specific conditions any changes between concentration and non-concentration will be made. The Fund’s current Investment Restriction (7) does not meet those specific conditions. Accordingly, please revise Investment Restriction (7) to state clearly whether the Fund will or will not concentrate its investments in a single foreign government’s securities.

Response:                                                                      Since the above-referenced investment restriction is fundamental, it cannot be changed without shareholder approval.  However, under such investment restriction, the Registrant represents that the Fund will invest more than 25% of its assets in securities issued or guaranteed, as to payment of principal and interest, by the Australian government (including governmental subdivisions) or Australian governmental entities or instrumentalities, and will invest less than 25% of its assets in securities issued or guaranteed by the government of a foreign country other than Australia.  To clarify how the Fund will operate under investment restriction (7), the following disclosure has been added at the end of the “Investment Restrictions” section: “With respect to Restriction 7 above, the Fund will invest 25% or more of its assets in Australian governmental securities and will limit its investments in the governmental securities of any other single foreign country to less than 25% of its assets.”

Comment No. 7:                                    Certain risks discussed in the section entitled “Risks and Special Considerations” are not summarized in the “Prospectus Summary—Risks” section of the prospectus.

Accordingly, please provide summary risk disclosure in the summary section for “Conflicts of Interest Risk,” “Distribution Rate,” “Tax Risk” and “Tax Considerations.”

Response:                                                                      The section entitled “Risks and Special Considerations” includes disclosure of both risks and special considerations for investors.  Accordingly, a summary of the disclosure under “Conflicts of Interest Risk,” “Distribution Rate” and “Tax Risk” has been added to the section entitled “Prospectus Summary — Risks,” but a summary of the disclosure under “Tax Considerations” has not.

Comment No. 8:                                    The section entitled “Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws” describes provisions of the Fund’s Articles of Incorporation and By-laws that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions, or to modify its structure. Please add disclosure in this section regarding the rationale for adopting these provisions, and the positive and negative effects of these provisions. See Guide 3 to Form N-2.

Response:                                                                      The Registrant has added the following disclosure in the first paragraph on the above-referenced section regarding certain provisions in the Fund’s charter and bylaws that may be regarded as “anti-takeover” provisions:

“The Maryland General Corporation Law and the Fund’s charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise.  These provisions are designed to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with the Board of Directors.  The Fund believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.  These provisions may deprive shareholders of certain opportunities to sell their shares at a premium over prevailing market prices.”

Comment No. 9:                                    The staff has taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

Response:                                                                      The Registrant confirms that it has not opted-in to the Maryland Control Share Acquisition Act.

Comment No. 10:                              Disclosure in the section entitled “Plan of Distribution” states that the Fund may distribute its Shares from time to time in one or more transactions through the use of a Prospectus Supplement. Please confirm to us that, concurrent with the filing of each Prospectus Supplement, a legality opinion will be filed with a post-effective amendment with respect to each such future offering of the Common Shares. See Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26.

Response:                                                                      The Fund will file an unqualified legality opinion of counsel in a post-effective amendment to the registration statement following each takedown of Shares.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Sofia Rosala, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP